CUSIP No. G37260 10 9                                        Page 1 of 5 pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                   Garmin Ltd.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G37260 10 9
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]    Rule 13d-1(b)

[  ]    Rule 13d-1(c)

[X]     Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. G37260 10 9                                         Page 2 of 5 pages


 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)
     Min H. Kao


 2   Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                       (b) [ ]


 3   SEC Use Only


 4   Citizenship or Place of Organization..................................USA


                       5    Sole Voting Power........................4,219,534
         Number of
          Shared
        Beneficially
         Owned by
           Each
         Reporting
          Person
           With
                       6    Shared Voting Power............................-0-

                       7    Sole Dispositive Power...................4,219,534

                       8    Shared Dispositive Power.......................-0-


 9   Aggregate Amount Beneficially Owned by Each Reporting Person....5,439,578


 10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares......[ ]


 11  Percent of Class Represented by Amount in Row (9)...................5.05%


 12  Type of Reporting Person...............................................IN


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CUSIP No. G37260 10 9                                         Page 3 of 5 pages



Item 1(a)      Name of Issuer:  Garmin Ltd.


Item 1(b) Address of Issuer's Principal Executive Offices: 5th Floor, Harbour Place, P.O. Box 30464 SMB, 103 South Church Street, George Town, Grand Cayman, Cayman Islands


Item 2(a)      Name of Person Filing:  Min H. Kao


Item 2(b) Address of Principal Business Office or, if none, Residence: 1200 East 151st Street, Olathe, Kansas 66062


Item 2(c)      Citizenship:  USA


Item 2(d)      Title of Class of Securities:  Common Shares


Item 2(e)      CUSIP Number:  G37260 10 9


Item 3. If this statement is filed pursuant to ss. ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a) [  ] Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o);

               (b) [  ] Bank is defined in section 3(a)(6) of the Act
                        (15 U.S.C. 78c);

               (c) [  ] Insurance company as defined in section 3(a)(19)of the
                        Act (15 U.S.C. 78c);

               (d) [  ] Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8);

               (e) [  ] An investment adviser in accordance with
                        Sec.240.13d-1(b)(1)(ii)(E);

               (f) [  ] An employee benefit plan or endowmentfund in accordance with Sec.240.13d-1(b)(1)(ii)(F);

               (g) [  ] A parent holding company or control person in accordance with Sec.240.13d-1(b)(1)(ii)(G);

               (h) [  ] A savings associations as defined in Section 3(b)of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);
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CUSIP No. G37260 10 9                                         Page 4 of 5 pages

               (i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j) [  ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

                    [ X ] Not applicable.

Item 4.         Ownership

                (a) Amount beneficially owned:                       5,439,578
                (b) Percent of class:                                    5.05%
                (c) Number of shares as to which the person has:

                   (i)  sole power to vote or to direct the vote:      4,219,534
                   (ii) shared power to vote or to direct the vote:          -0-
                   (iii)sole power to dispose or to direct the
                        disposition of:                                4,219,534
                   (iv) shared power to dispose or to direct the
                        disposition of:                                      -0-

               Of the 5,439,578 Common Shares, (i) 4,213,134 Common Shares are held by the Min-Hwan Kao Revocable Trust 9/28/95, over which the reporting person has sole voting and dispositive power,
               (ii)270,416 Common Shares are held by the Yu-Fan C. Kao Revocable Trust 9/28/95 over which the reporting person does not have any voting or dispositive power but over which his wife has sole voting and dispositive power, (iii) 948,928 Common Shares are held by the reporting person's children over which the reporting person does not have any voting or dispositive power, and (iv) 700 Common Shares are held by the reporting person's wife, over which the reporting person does not have any voting or dispositive power. The reporting person disclaims beneficial ownership of those shares owned by the Yu-Fan C. Kao Revocable Trust 9/28/95 and of those shares owned by his wife and children.

               The amount of Common Shares reported excludes 8,719,924 Common Shares held by the Min-Hwan Kao 2000 Grantor Retained Annuity Trust and 8,719,924 Common Shares held by the Yu Fan C. Kao 2000 Grantor Retained Annuity Trust over which the reporting person does not have any voting power or dispositive power. Yu Fan C. Kao is the wife of the reporting person. The reporting person disclaims beneficial ownership of such shares.


Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable
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CUSIP No. G37260 10 9                                         Page 5 of 5 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable

Item 8.        Identification and Classification of Members of the Group

               Not Applicable

Item 9.        Notice of Dissolution of Group

               Not Applicable

Item 10.       Certification

                Not Applicable


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   February 6, 2002




By:   /s/ Min H. Kao
      ----------------------------------
Name:  Min H. Kao